UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ______________
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
CORE MOLDING TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware	31-1481870
(State of incorporation or organization)	(I.R.S. Employer Identification no.)
800 MANOR PARK DRIVE, COLUMBUS, OHIO	43228-0183
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights, par value $0.01	NYSE American LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. [ x ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. [ ]
If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. [ ]

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
On April 21, 2020, the Board of Directors (the “Board”) of Core Molding Technologies, Inc. (the “Company”) declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of common stock of $0.01 par value per share of the Company (the “Common Stock”). The dividend is payable to holders of record as of the close of business on April 23, 2020. The specific terms of the Rights are contained in the Rights Agreement, dated as of April 21, 2020 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, as Rights Agent.
The Board authorized the adoption of the Rights Agreement, which expires on April 20, 2021, to protect against any potential future use of coercive or abusive takeover techniques and to help ensure that the Company’s stockholders are not deprived of the opportunity to realize the full and fair value of their investment.  In general terms, and subject to certain exceptions, the Rights Agreement restricts any person or group from acquiring beneficial ownership of 15% or more of the outstanding Common Stock, or, in the case of any person or group that owns 15% or more of the outstanding Common Stock on the date of announcement of the Company’s entry into the Rights Agreement, an additional 0.5% of the shares of Common Stock.
Following is a summary of the terms of the Rights Agreement. The following summary does not purport to be complete and is qualified in its entirety by the full text of the Rights Agreement, which is attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 21, 2020, and which is incorporated by reference as Exhibit 4.1 hereto.
Rights Certificates and Distribution Date.  Initially, the Rights will be evidenced by, and trade with, the Common Stock and will not be exercisable or transferable apart from, the Common Stock. Rights will accompany any new shares of Common Stock the Company issues after the Record Date until the Distribution Date described below. Subject to certain exceptions, Rights would separate from the Common Stock and become exercisable apart from the Common Stock only following the earlier of (i) the close of business on the tenth (10th) business day after public announcement that a person has become an “Acquiring Person” or (ii) the close of business on the tenth (10th) business day (or such later date as the Board shall determine) after a third party makes a tender offer which, if consummated, would result in such third party becoming an Acquiring Person (a “Distribution Date”). After a Distribution Date, the Rights Agent would send certificates representing Rights to stockholders and the Rights would trade independent of the Common Stock. Except as otherwise determined by the Board and in connection with certain employee benefit plan issuances, only shares of Common Stock issued prior to a Distribution Date will be issued with Rights.
Exercise of Rights.  On or after the Distribution Date, each Right would initially entitle the holder to purchase one one-thousandth of a share of a newly authorized series of participating preferred stock of the Company designated as Series B Junior Participating Preferred Stock, of $0.01 par value per share (the “Preferred Stock”), for a purchase price of $15.00 (subject to adjustment) (the “Exercise Price”).  Under certain circumstances set forth in the Rights Agreement, the Company may suspend the exercisability of the Rights.
Definition of Acquiring Person.  An “Acquiring Person” is a person or group that, together with affiliates and associates of such person or group or persons acting in concert with such person or group, acquires beneficial ownership of fifteen percent (15%) or more of the Common Stock, other than:  (i) the Company, its subsidiaries and their respective employee benefit plans; (ii) any stockholder who, as of the time of the first public announcement of adoption of the Rights Agreement, beneficially owns fifteen percent (15%) or more of the Common Stock (unless and until such person thereafter acquires an additional 0.5% or more of the outstanding shares of Common Stock or such person reduces its ownership below and then later exceeds the 15% threshold); (iii) a person who becomes an Acquiring Person solely as a result of the Company repurchasing shares of Common Stock (unless and until such person acquires additional shares representing 0.5% or more of the then outstanding shares of Common Stock); and (iv) certain stockholders that inadvertently buy shares in excess of 15% of the Common Stock and who promptly reduce the percentage of shares owned below 15%.
Definition of Beneficial Ownership.  For purposes of the Rights Agreement, beneficial ownership is defined to include (among other things) beneficial ownership as determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as well as ownership of options, warrants, convertible securities, stock appreciation rights, swap agreements or other securities, contract rights or derivative positions, whether or not presently exercisable. A person's beneficially owned shares include shares beneficially owned by the person's affiliates and associates and persons with whom the person is acting in concert.
“Flip-in” Feature.  If any person or group of affiliated or associated persons or group of persons acting in concert with each other becomes an Acquiring Person, then each Right (other than Rights owned by an Acquiring Person, its affiliates and associates, persons with whom it is acting in concert or certain transferees, which will become void) will entitle the holder to purchase, at the then current exercise price, Common Stock (or, in certain circumstances, a combination of Common Stock, other securities, cash or other property) having a value of twice the exercise price of the Right, in effect enabling a purchase at half-price. However, Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company as described below.
“Flip-over” Feature. If, at any time after a person or group of affiliated or associated persons or group of persons acting in concert with each other becomes an Acquiring Person, the Company engages in a merger or other business combination transaction or series of related transactions in which the Common Stock is changed or exchanged or fifty percent (50%) or more of its assets, cash flow or earning power is sold or transferred, then each Right (not previously voided by the occurrence of a Flip-in Event) will entitle the holder to purchase, at the Right’s then current exercise price, common stock of such Acquiring Person having a value of twice the Right’s then current exercise price, in effect enabling a purchase at half-price.
Exchange Option. At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the then outstanding Common Stock, the Board may, in lieu of allowing Rights to be exercised, exchange the Rights (other than Rights owned by an Acquiring Person, its affiliates, associates, persons with whom it is acting in concert or certain transferees, which will become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right, in each case as adjusted to reflect stock splits or similar transactions.
Redemption.  The Board may redeem the Rights in whole, but not in part, at a price (subject to adjustment) of $0.001 per Right at any time prior to the earlier of (i) the tenth (10th) business day following a public announcement that a person or group of affiliated or associated persons or persons acting in concert has become an Acquiring Person or (ii) the final expiration of the Rights.
Power to Amend.  Prior to a Distribution Date, the Company may amend or supplement the Rights Agreement in any respect without the approval of any of its stockholders.  From and after a Distribution Date, the Board may amend or supplement the Rights Agreement, without the approval of any Rights holders, in order to (i) cure any ambiguity, (ii) correct or supplement any provision which may be defective or inconsistent with any other provisions, (iii) shorten or lengthen any time period (e.g., the redemption period prior to the Rights becoming non-redeemable) or (iv) change or supplement the provisions in any manner which the Company may deem necessary or desirable and which does not adversely affect the interests of the holders of certificates representing valid Rights.  The Rights Agreement, however, may not be amended at such time as the Rights are not redeemable (other than certain limited technical amendments).
Expiration. The Rights will expire at 5:00 P.M., New York, New York time, on April 20, 2021, unless redeemed or exchanged earlier or unless the Board extends the expiration date.
Equitable Adjustments. The Exercise Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend on the Preferred Stock payable in shares of Preferred Stock, a subdivision or split of outstanding shares of Preferred Stock, a combination or consolidation of Preferred Stock into a smaller number of shares through a reverse stock split or otherwise, or reclassification of the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of cash (excluding regular quarterly cash dividends), assets, evidences of indebtedness or of subscription rights or warrants (other than those referred to above).
Anti-Takeover Effects. The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage a merger, tender offer or other business combination involving the Company that is not supported by the Board.
No Rights as a Stockholder; Other Matters. Until a Right is exercised, the holder of Rights, as such, is not entitled to any separate rights as a stockholder of the Company (such as voting or dividend rights).  Although the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of an acquiring company or in the event of the redemption of the Rights as set forth above.

Item 2. Exhibits.

Exhibit 3.1	Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on April 21, 2020)

Exhibit 4.1
Rights Agreement, dated as of April 21, 2020, by and between Core Molding Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed on April 21, 2020)

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 21, 2020	CORE MOLDING TECHNOLOGIES, INC.
By: /s/ John P. Zimmer
Name: John P. Zimmer
Title: Vice President, Treasurer, Secretary and Chief Financial Officer